[Letterhead of Sutherland Asbill & Brennan LLP]

October 30, 2015

VIA EDGAR

Ms. Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Oxford Lane Capital Corp.

        Registration Statement on Form N-2

        File No: 333-205405

Dear Ms. Churko:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below is the Company’s response to the additional oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on October 28, 2015, with respect to Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-205405), filed with the Commission on August 17, 2015 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below and is followed by the Company’s response. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been included in Pre-Effective Amendment No. 2 to the Registration Statement filed concurrently herewith. Other than the revisions to the Prospectus in response to the Staff’s comment below, no other material changes were made to the Registration Statement from Pre-Effective Amendment No. 1 to Pre-Effective Amendment No. 2.

  We note your response to prior comment 4 set forth in the Company’s letter, dated August 17, 2015, submitted in response to the Staff’s comments provided to the Company on July 28, 2015, pertaining to footnote 4 to the fee table in the Prospectus. The fee table shows the base management fee based on net assets and in Pre-Effective Amendment No. 1 you have changed the disclosure in footnote 4 to the fee table to state “since we use leverage, our base management fee as a percentage of gross assets is lower than shown in the table. Specifically, based on gross assets, our base management fee would have been 2.00% rather than 3.72%.” Please change this disclosure to state “to the extent we use additional leverage, it would have the effect of increasing our base management fee as a percentage of our net assets.”

Ms. Kathy Churko

October 30, 2015

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

In addition, the Company acknowledges that:

(1)	The Company is responsible for the accuracy and adequacy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:          Kathy Churko / U.S. Securities and Exchange Commission

Jonathan H. Cohen / Oxford Lane Capital Corp.

Vlad Bulkin, Esq. / Sutherland Asbill & Brennan LLP